October 20, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Julia Griffith, Dietrich King

Third Point Reinsurance Ltd.

Registration Statement on Form S-4
(File No. 333-248989)

Dear Ms. Griffith and Mr. King:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 2:00 p.m. (Eastern Time) on October 22, 2020 or as soon as practicable thereafter.

Please contact me at (212) 909-6301 or etjuergens@debevoise.com or Steven J. Slutzky at (212) 909-6036 or sjslutzky@debevoise.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

By:	/s/ Eric T. Juergens
	Name:	Eric T. Juergens

cc:	Daniel V. Malloy and Janice Weidenborner, Esq.

Third Point Reinsurance Ltd.

Steven J. Slutzky and Nicholas F. Potter, Esq.

Debevoise & Plimpton LLP

[Signature Page to Acceleration Request]